UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 6, 2021

DENBURY INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5851 Legacy Circle **Plano, Texas**	**75024**	**(972) 673-2000**
(Address of principal executive offices)	*(Zip code)*	*(Registrant's telephone number, including area code)*

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $.001 per share	DEN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 2 – Financial Information

Item 2.02 – Results of Operations and Financial Condition

On May 6, 2021, Denbury Inc. issued a press release announcing its 2021 first quarter financial and operating results. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The information furnished in this Item 2.02 and in Exhibit 99.1 hereto shall not be deemed "filed" for purposes of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and shall not be deemed incorporated by reference in any filing with the Securities and Exchange Commission (unless otherwise specifically provided therein), whether or not filed under the Securities Act of 1933, as amended, or the 1934 Act, regardless of any general incorporation language in any such document.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury Press Release, dated May 6, 2021.
104	The cover page has been formatted in Inline XBRL.

* Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Inc.
(Registrant)

Date: May 6, 2021   By: /s/ James S. Matthews

James S. Matthews

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

News Release

Denbury Reports First Quarter 2021 Results

PLANO, Texas – May 6, 2021 – Denbury Inc. (NYSE: DEN) ("Denbury" or the "Company") today provided results for the first quarter of 2021, including the following key outcomes:

FIRST QUARTER 2021 HIGHLIGHTS

- Net cash provided by operating activities was $53 million; Adjusted cash flow from operations[1] (non-GAAP measure) was $81 million.
- Development capital expenditures totaled $20 million; Free cash flow[1] (non-GAAP measure) was $59 million.
- Net loss totaled $70 million, or $1.38 per diluted share. Adjusted net income[1] (non-GAAP measure) was $22 million, or $0.44 per diluted share[1] (non-GAAP measure) and Adjusted EBITDAX[1] (non-GAAP measure) totaled $82 million.
- Total production averaged 47,357 BOE/d, consistent with expectations. Severe winter weather reduced volumes for the quarter by approximately 1,400 BOE/d.
- Approved the initial phase of the CO_2 enhanced oil recovery (EOR) development at Cedar Creek Anticline (CCA), including the Greencore CO_2 pipeline extension from Bell Creek to CCA.
- Successfully closed the acquisition of the Big Sand Draw and Beaver Creek EOR fields in the Wind River Basin in early March 2021.
- Announced Nikulas Wood as Senior Vice President to lead the Denbury Carbon Solutions team, focused on expanding the Company's leading Carbon Capture, Use and Storage (CCUS) position to drive future value.
- Added Cindy Yeilding to the Denbury Board of Directors. Yeilding chaired the coordinating subcommittee of the 2019 National Petroleum Council study on CCUS.

EXECUTIVE COMMENT

Chris Kendall, the Company's President and CEO, commented, "I am pleased with our first quarter performance, and we are off to a great start to the year. Although severe winter weather temporarily impacted operations, Denbury's low-decline and low capital-intensity asset base nonetheless delivered meaningful free cash flow in the first quarter. Looking forward to the rest of the year, we are preparing to kick off construction on our CCA CO_2 pipeline in the coming weeks. The CCA

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(1) A non-GAAP measure. See accompanying schedules that reconcile GAAP to non-GAAP measures along with a statement indicating why the Company believes the non-GAAP measures provide useful information for investors.

EOR development, which will produce low carbon-intensity blue oil through utilization of industrial-sourced CO_2, provides the Company with a deep inventory of resource development opportunities and decades of free cash flow.

The Denbury Carbon Solutions team continues to progress multiple agreements that we expect will advance significant growth in Denbury's transport and storage of captured industrial-sourced CO_2. Denbury's proven track record of partnership with industrial emitters in providing practical, reliable, and secure CO_2 transportation and storage solutions is unmatched in the industry. Considering the Company's ideally positioned infrastructure and extensive CO_2 experience, CCUS represents an incredible value creation opportunity for our Company."

OPERATING AND FINANCIAL RESULTS

Total revenues and other income in the first quarter of 2021 were $251 million, an increase of 27% from the fourth quarter 2020 and 4% from the prior-year first quarter. The quarterly increases were primarily a result of higher realized pre-hedge oil prices, despite lower production due to severe winter weather in the first quarter 2021, natural field decline, and Denbury's significant reduction in capital spending in 2020 related to the COVID-19 impact on global oil demand.

Denbury's oil and natural gas production averaged 47,357 BOE/d during first quarter 2021, consistent with expectations, considering the impact of severe winter weather (lowered first quarter 2021 volumes approximately 1,400 BOE/d), as well as the March 2021 acquisition of assets in the Wind River Basin (added 870 BOE/d for the first quarter 2021). Over 97 percent of the Company's first quarter 2021 production was oil, with two-thirds of total volumes coming from tertiary CO_2 fields. Blue oil production, resulting from captured industrial-sourced CO_2 injection, increased to approximately 25% of total oil volumes as of the end of the first quarter.

Denbury's first quarter 2021 average pre-hedge realized oil price was $56.28 per barrel ("Bbl"), representing a differential of $1.54 per Bbl below NYMEX WTI oil prices. The first quarter 2021 differential was on the favorable end of the Company's expectation of between $1.50 to $2.00 per Bbl discount to WTI.

Lease operating expenses ("LOE") in first quarter 2021 totaled $82 million, or $19.23 per BOE. LOE was lower than anticipated in the first quarter primarily due to a favorable adjustment to power costs associated with winter storm Uri, which caused significant power outages and disrupted the Company's operations. Under certain of Denbury's power agreements, the Company is provided compensation for reduced power usage, which resulted in a benefit of $15 million for the quarter. The net impact to Denbury from lost production and revenues due to the storm, incremental costs incurred for recovery, and the reduced power usage benefit was estimated to be a positive $6 million for the first quarter 2021.

General and administrative ("G&A") expenses were $32 million in first quarter 2021, in line with expectations. G&A included $18 million of non-cash expense for stock-based compensation, of which $15 million is non-recurring as the performance measures underlying those awards were achieved in the first quarter.

Commodity derivatives expense was $116 million in the first quarter of 2021, a result of the strengthening of oil prices during the period. Cash payments on hedges that settled in the first quarter totaled $38 million (representing $9.28 per Bbl), with the remaining amount representing the mark-to-market change in the value of the Company's hedging portfolio.

Adjustments to net loss for the quarter included the $77 million mark-to-market change on hedging and a $14 million full-cost ceiling test impairment. The full-cost ceiling test impairment resulted primarily from the difference in recording the book value of acquired properties at a higher oil price than the 12-month look-back oil price used in the ceiling test.

Depletion, depreciation, and amortization was $39 million during first quarter 2021, or $9.26 per BOE. The Company's effective tax rate for the first quarter 2021 was negligible, due primarily to a valuation allowance on its federal and state deferred tax assets which offsets the tax benefit generated from the pre-tax loss.

CAPITAL EXPENDITURES

First quarter 2021 development capital expenditures, which excluded acquisitions and capitalized interest, totaled $20 million, less than eight percent of the Company's annual capital budget. Acquisitions of oil & natural gas properties totaled nearly $11 million for the first quarter 2021, primarily representing the net purchase price of the Big Sand Draw and Beaver Creek fields in the Wind River Basin.

FINANCIAL STRENGTH AND BANK CREDIT FACILITY

The Company's total debt balance as of the end of the first quarter 2021 was $126 million, down $12 million from the end of 2020. Denbury had $75 million of outstanding borrowings drawn on its senior secured bank credit facility at the end of the quarter. Including unrestricted cash, total liquidity at the end of the first quarter was $483 million, after consideration of outstanding letters of credit.

The borrowing base for the Company's $575 million senior secured bank credit facility was reaffirmed with its lending group at the end of April 2021.

HEDGING UPDATE

The Company has added new oil hedges for 2022, including certain swaps and collars to secure additional cash flows at improved prices. Details of the Company's current hedging positions are included below:

		2Q - 4Q 2021	1H 2022	2H 2022
WTI NYMEX	Volumes Hedged (Bbls/d)	29,000	15,500	8,000
Fixed-Price Swaps	Swap Price[1]	$43.86	$49.01	$55.85
WTI NYMEX	Volumes Hedged (Bbls/d)	4,000	8,000	7,000
Collars	Floor - Ceiling Price[1]	$46.25 - 53.04	$49.69 - 62.16	$49.64 - 61.66
	Total Volumes Hedged (Bbls/d)	33,000	23,500	15,000

(1) Averages are volume weighted.

REAFFIRMED ANNUAL GUIDANCE

As expected, first quarter 2021 capital spending and production were low relative to annual guidance levels. The Company's production outlook for the year remains unchanged at a range of 47,500 to 51,500 BOE/d. Considering a full quarter's production impact from the asset acquisition and recovery from first quarter 2021 winter storms, Denbury anticipates quarterly production volumes will increase in the second quarter 2021.

Development capital expenditures for 2021 are still expected to range from $250 million to $270 million. Second quarter capital expenditures should step up meaningfully with tertiary field work at the Oyster Bayou and Tinsley fields, as well as initial spending for construction of the extension of the Greencore CO_2 pipeline and EOR development at CCA. Capital levels are expected to increase throughout the year in line with planned development activities.

Additional guidance details are available in the Company's supplemental first quarter 2021 earnings presentation, which is available in the Investor Relations section of the Company's website www.denbury.com.

CONFERENCE CALL AND WEBCAST INFORMATION

Denbury will host a conference call and webcast to review and discuss first quarter 2021 financial and operating results and outlook today, Thursday, May 6, at 11:00 a.m. Central Time. Additionally, Denbury will post presentation materials on its website before market open today. The presentation webcast will be available, both live and for replay, on the Investor Relations page of the Company's website at www.denbury.com. Individuals who would like to participate in the conference call should dial the following numbers shortly before the scheduled start time: 877.705.6003 or 201.493.6725 with confirmation number 13696087.

Denbury is an independent energy company with operations and assets focused on Carbon Capture, Use and Storage (CCUS) and Enhanced Oil Recovery (EOR) in the Gulf Coast and Rocky Mountain regions. For over two decades, the Company has maintained a unique strategic focus on utilizing CO_2 in its EOR operations and since 2012 has also been active in CCUS through the injection of captured industrial-sourced CO_2. The Company currently injects over three million tons of captured industrial-sourced CO_2 annually, and its objective is to fully offset its Scope 1, 2, and 3 CO_2 emissions within this decade, primarily through increasing the amount of captured industrial-sourced CO_2 used in its operations. For more information about Denbury, visit www.denbury.com.

#   #   #

This press release, other than historical information, contains forward-looking statements that involve risks and uncertainties including estimated 2021 production and capital expenditures, and other risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission, including Denbury's most recent report on Form 10-K. These risks and uncertainties are incorporated by this reference as though fully set forth herein. These statements are based on financial and market, engineering, geological and operating assumptions that management believes are reasonable based on currently available information; however, management's assumptions and the Company's future performance are both subject to a wide range of risks, and there is no assurance that these goals and projections can or will be met. Actual results may vary materially. In addition, any forward-looking statements represent the Company's estimates only as of today and should not be relied upon as representing its estimates as of any future date. Denbury assumes no obligation to update its forward-looking statements.

DENBURY CONTACTS:
Brad Whitmarsh, Executive Director, Investor Relations, 972.673.2020, brad.whitmarsh@denbury.com
Susan James, Manager, Investor Relations, 972.673.2593, susan.james@denbury.com

FINANCIAL AND STATISTICAL DATA TABLES AND RECONCILIATION SCHEDULES

The following tables include selected unaudited financial and operational information for the comparative three-month periods ended March 31, 2021 and 2020. References to "Successor" refer to the new Denbury reporting entity after the Company's emergence from bankruptcy on September 18, 2020, and references to "Predecessor" refer to the Denbury entity prior to emergence from bankruptcy. All production volumes and dollars are expressed on a net revenue interest basis with gas volumes converted to equivalent barrels at 6:1.

DENBURY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

The following information is based on GAAP reporting earnings (along with additional required disclosures) included or to be included in the Company's periodic reports:

	Successor	Predecessor
	Quarter Ended	Quarter Ended
In thousands, except per-share data	March 31, 2021	March 31, 2020
Revenues and other income		
Oil sales	$ 233,044	$ 228,577
Natural gas sales	2,401	1,047
CO_2 sales and transportation fees	9,228	8,028
Oil marketing revenues	6,126	3,721
Other income	360	828
Total revenues and other income	251,159	242,201
Expenses		
Lease operating expenses	81,970	109,270
Transportation and marketing expenses	7,797	9,621
CO_2 operating and discovery expenses	993	752
Taxes other than income	18,963	19,686
Oil marketing expenses	6,085	3,661
General and administrative expenses	31,983	9,733
Interest, net of amounts capitalized of $1,083 and $9,452, respectively	1,536	19,946
Depletion, depreciation, and amortization	39,450	96,862
Commodity derivatives expense (income)	115,743	(146,771)
Gain on debt extinguishment	—	(18,994)
Write-down of oil and natural gas properties	14,377	72,541
Other expenses	2,146	2,494
Total expenses	321,043	178,801
Income (loss) before income taxes	(69,884)	63,400
Income tax provision (benefit)		
Current income taxes	(191)	(6,407)
Deferred income taxes	(51)	(4,209)
Net income (loss)	$ (69,642)	$ 74,016
Net income (loss) per common share		
Basic	$ (1.38)	$ 0.15
Diluted	$ (1.38)	$ 0.14
Weighted average common shares outstanding		
Basic	50,319	494,259
Diluted	50,319	586,190

DENBURY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

In thousands	Successor Quarter Ended March 31, 2021	Predecessor Quarter Ended March 31, 2020
Cash flows from operating activities		
Net income (loss)	$ (69,642)	$ 74,016
Adjustments to reconcile net income (loss) to cash flows from operating activities		
Depletion, depreciation, and amortization	39,450	96,862
Write-down of oil and natural gas properties	14,377	72,541
Deferred income taxes	(51)	(4,209)
Stock-based compensation	17,680	2,453
Commodity derivatives expense (income)	115,743	(146,771)
Receipt (payment) on settlements of commodity derivatives	(38,453)	24,638
Gain on debt extinguishment	—	(18,994)
Debt issuance costs and discounts	685	4,926
Other, net	727	(673)
Changes in assets and liabilities, net of effects from acquisitions		
Accrued production receivable	(36,750)	66,937
Trade and other receivables	865	(22,914)
Other current and long-term assets	(2,542)	2,539
Accounts payable and accrued liabilities	(1,402)	(72,607)
Oil and natural gas production payable	12,795	(15,948)
Other liabilities	(826)	(954)
Net cash provided by operating activities	52,656	61,842
Cash flows from investing activities		
Oil and natural gas capital expenditures	(19,627)	(46,016)
Acquisitions of oil and natural gas properties	(10,665)	(42)
Pipelines and plants capital expenditures	(458)	(6,294)
Net proceeds from sales of oil and natural gas properties and equipment	3	40,543
Other	(2,916)	(4,479)
Net cash used in investing activities	(33,663)	(16,288)
Cash flows from financing activities		
Bank repayments	(202,000)	(161,000)
Bank borrowings	207,000	161,000
Interest payments treated as a reduction of debt	—	(18,211)
Cash paid in conjunction with debt repurchases	—	(14,171)
Pipeline financing debt repayments	(16,509)	(3,690)
Other	(3,013)	(2,953)
Net cash used in financing activities	(14,522)	(39,025)
Net increase in cash, cash equivalents, and restricted cash	4,471	6,529
Cash, cash equivalents, and restricted cash at beginning of period	42,248	33,045
Cash, cash equivalents, and restricted cash at end of period	$ 46,719	$ 39,574

DENBURY INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

In thousands, except par value and share data	Successor	
	March 31, 2021	Dec. 31, 2020
Assets		
Current assets		
Cash and cash equivalents	$ 5,647	$ 518
Restricted cash	400	1,000
Accrued production receivable	128,171	91,421
Trade and other receivables, net	18,322	19,682
Derivative assets	236	187
Prepaids	9,043	14,038
Total current assets	161,819	126,846
Property and equipment		
Oil and natural gas properties (using full cost accounting)		
Proved properties	936,742	851,208
Unevaluated properties	86,878	85,304
CO_2 properties	188,516	188,288
Pipelines	133,722	133,485
Other property and equipment	92,037	86,610
Less accumulated depletion, depreciation, amortization and impairment	(89,538)	(41,095)
Net property and equipment	1,348,357	1,303,800
Operating lease right-of-use assets	19,832	20,342
Derivative assets	3,021	—
Intangible assets, net	95,096	97,362
Other assets	93,035	86,408
Total assets	$ 1,721,160	$ 1,634,758
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 118,189	$ 112,671
Oil and gas production payable	61,960	49,165
Derivative liabilities	129,124	53,865
Current maturities of long-term debt	51,499	68,008
Operating lease liabilities	2,660	1,350
Total current liabilities	363,432	285,059
Long-term liabilities		
Long-term debt, net of current portion	75,000	70,000
Asset retirement obligations	223,465	179,338
Derivative liabilities	10,188	5,087
Deferred tax liabilities, net	1,224	1,274
Operating lease liabilities	18,961	19,460
Other liabilities	26,964	20,872
Total long-term liabilities	355,802	296,031
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $.001 par value, 50,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.001 par value, 250,000,000 shares authorized; 50,005,619 and 49,999,999 shares issued, respectively	50	50
Paid-in capital in excess of par	1,122,176	1,104,276
Accumulated deficit	(120,300)	(50,658)
Total stockholders' equity	1,001,926	1,053,668
Total liabilities and stockholders' equity	$ 1,721,160	$ 1,634,758

DENBURY INC.
OPERATING HIGHLIGHTS (UNAUDITED)

All production volumes and dollars are expressed on a net revenue interest basis with gas volumes converted to equivalent barrels at 6:1.

	Quarter Ended March 31,	
	2021	2020
Average daily production (BOE/d)		
Tertiary		
Gulf Coast region	24,281	28,931
Rocky Mountain region	7,187	7,930
Total tertiary production	31,468	36,861
Non-tertiary		
Gulf Coast region	3,621	4,173
Rocky Mountain region	12,268	14,151
Total non-tertiary production	15,889	18,324
Total Company		
Oil (Bbls/d)	46,007	54,649
Natural gas (Mcf/d)	8,102	7,899
BOE (6:1)	47,357	55,965
Unit sales price (excluding derivative settlements)		
Gulf Coast region		
Oil (per barrel)	$ 56.46	$ 47.52
Natural gas (per mcf)	3.39	1.81
Rocky Mountain region		
Oil (per barrel)	$ 56.03	$ 43.57
Natural gas (per mcf)	3.20	0.96
Total Company		
Oil (per barrel)[1]	$ 56.28	$ 45.96
Natural gas (per mcf)	3.29	1.46
BOE (6:1)	55.24	45.09

(1) Total company realized oil prices including derivative settlements during the three months ended March 31, 2021 and 2020 were $47.00 per Bbl and $50.92 per Bbl, respectively.

DENBURY INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of net income (loss) (GAAP measure) to adjusted net income (non-GAAP measure)

Adjusted net income is a non-GAAP measure provided as a supplement to present an alternative net income (loss) measure which excludes expense and income items (and their related tax effects) not directly related to the Company's ongoing operations. Management believes that adjusted net income may be helpful to investors by eliminating the impact of noncash and/or special or unusual items not indicative of the Company's performance from period to period, and is widely used by the investment community, while also being used by management, in evaluating the comparability of the Company's ongoing operational results and trends. Adjusted net income should not be considered in isolation, as a substitute for, or more meaningful than, net income (loss) or any other measure reported in accordance with GAAP, but rather to provide additional information useful in evaluating the Company's operational trends and performance.

	Successor		Predecessor	
	Quarter Ended		Quarter Ended	
	March 31, 2021		March 31, 2020	
In thousands, except per-share data	Amount	Per Diluted Share	Amount	Per Diluted Share
Net income (loss) (GAAP measure)[1]	$ (69,642)	$ (1.38)	$ 74,016	$ 0.14
Adjustments to reconcile to adjusted net income (non-GAAP measure)				
Noncash fair value losses (gains) on commodity derivatives[2]	77,290	1.51	(122,133)	(0.21)
Write-down of oil and natural gas properties[3]	14,377	0.28	72,541	0.12
Accelerated depreciation charge[4]	—	—	37,368	0.06
Gain on debt extinguishment[5]	—	—	(18,994)	(0.03)
Other[6]	325	0.03	1,404	0.00
Estimated income taxes on above adjustments to net income (loss) and other discrete tax items[7]	—	—	(16,782)	(0.02)
Adjusted net income (non-GAAP measure)	$ 22,350	$ 0.44	$ 27,420	$ 0.06

(1) Diluted net income (loss) per common share includes the impact of potentially dilutive securities including performance stock units, nonvested restricted stock units, and warrants during the Successor period and includes nonvested restricted stock, nonvested performance-based equity awards, and shares into which the Predecessor's previous convertible senior notes were convertible.

(2) The net change between periods of the fair market values of open commodity derivative positions, excluding the impact of settlements on commodity derivatives during the period.

(3) Full cost pool ceiling test write-downs related to the Company's oil and natural gas properties.

(4) Accelerated depreciation related to impaired unevaluated properties that were transferred to the full cost pool.

(5) Gain on debt extinguishment related to the Company's 2020 open market repurchases.

(6) Other adjustments include (a) a $0.3 million write-off of trade receivables during the three months ended March 31, 2021 and (b) <$1 million of costs associated with the helium supply contract ruling and $1 million of costs associated with the Delta-Tinsley CO_2 pipeline incident during the three months ended March 31, 2020.

(7) The estimated income tax impacts on adjustments to net income for the three months ended March 31, 2020 are computed based upon an estimated annual effective tax rate of 16%, with other discrete tax adjustments totaling $39 million primarily comprised of the tax effect of the ceiling test and accelerated depreciation, impacts of the CARES Act, and the periodic tax impacts of a shortfall (benefit) on the stock-based compensation deduction.

DENBURY INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of net income (loss) (GAAP measure) to Adjusted EBITDAX (non-GAAP measure)

Adjusted EBITDAX is a non-GAAP measure which management uses and is calculated based upon (but not identical to) a financial covenant related to "Consolidated EBITDAX" in the Company's senior secured bank credit facility, which excludes certain items that are included in net income (loss), the most directly comparable GAAP financial measure. Items excluded include interest, income taxes, depletion, depreciation, and amortization, and items that the Company believes affect the comparability of operating results such as items whose timing and/or amount cannot be reasonably estimated or are nonrecurring. Management believes Adjusted EBITDAX may be helpful to investors in order to assess the Company's operating performance as compared to that of other companies in the industry, without regard to financing methods, capital structure or historical costs basis. It is also commonly used by third parties to assess leverage and the Company's ability to incur and service debt and fund capital expenditures. Adjusted EBITDAX should not be considered in isolation, as a substitute for, or more meaningful than, net income (loss), cash flow from operations, or any other measure reported in accordance with GAAP. The Company's Adjusted EBITDAX may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDAX, EBITDAX or EBITDA in the same manner. The following table presents a reconciliation of the Company's net income (loss) to Adjusted EBITDAX.

	Successor	Predecessor
	Quarter Ended	Quarter Ended
In thousands	March 31, 2021	March 31, 2020
Net income (loss) (GAAP measure)	$ (69,642)	$ 74,016
Adjustments to reconcile to Adjusted EBITDAX		
Interest expense	1,536	19,946
Income tax expense (benefit)	(242)	(10,616)
Depletion, depreciation, and amortization	39,450	96,862
Noncash fair value losses (gains) on commodity derivatives	77,290	(122,133)
Stock-based compensation	17,680	2,453
Gain on debt extinguishment	—	(18,994)
Write-down of oil and natural gas properties	14,377	72,541
Noncash, non-recurring and other	1,467	2,364
Adjusted EBITDAX (non-GAAP measure)[1]	$ 81,916	$ 116,439

(1) Excludes pro forma adjustments related to qualified acquisitions or dispositions under the Company's senior secured bank credit facility.

DENBURY INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of cash flows from operations (GAAP measure) to adjusted cash flows from operations (non-GAAP measure) and free cash flow (non-GAAP measure)

Adjusted cash flows from operations is a non-GAAP measure that represents cash flows provided by operations before changes in assets and liabilities, as summarized from the Company's Unaudited Condensed Consolidated Statements of Cash Flows. Adjusted cash flows from operations measures the cash flows earned or incurred from operating activities without regard to the collection or payment of associated receivables or payables. Free cash flow is a non-GAAP measure that represents adjusted cash flows from operations less interest treated as debt reduction, development capital expenditures and capitalized interest, but before acquisitions. Management believes that it is important to consider these additional measures, along with cash flows from operations, as it believes the non-GAAP measures can often be a better way to discuss changes in operating trends in its business caused by changes in production, prices, operating costs and related factors, without regard to whether the earned or incurred item was collected or paid during that period. Adjusted cash flows from operations and free cash flow are not measures of financial performance under GAAP and should not be considered as alternatives to cash flows from operations, investing, or financing activities, nor as a liquidity measure or indicator of cash flows.

	Successor	Predecessor
	Quarter Ended	Quarter Ended
In thousands	March 31, 2021	March 31, 2020
Cash flows from operations (GAAP measure)	$ 52,656	$ 61,842
Net change in assets and liabilities relating to operations	27,860	42,947
Adjusted cash flows from operations (non-GAAP measure)	80,516	104,789
Interest on notes treated as debt reduction	—	(21,354)
Development capital expenditures	(20,079)	(38,785)
Capitalized interest	(1,083)	(9,452)
Free cash flow (non-GAAP measure)	$ 59,354	$ 35,198

CAPITAL EXPENDITURE SUMMARY (UNAUDITED)[1]

	Quarter Ended March 31,	
In thousands	2021	2020
Capital expenditure summary		
Cedar Creek Anticline tertiary development	$ 36	$ 1,354
Other tertiary oil fields	4,080	13,372
Non-tertiary fields	8,342	10,954
Capitalized internal costs[2]	7,600	8,881
Oil and natural gas capital expenditures	20,058	34,561
Cedar Creek Anticline CO_2 pipeline	21	4,175
Other CO_2 pipelines, sources and other	—	49
Development capital expenditures	20,079	38,785
Acquisitions of oil and natural gas properties[3]	10,665	42
Capital expenditures, before capitalized interest	30,744	38,827
Capitalized interest	1,083	9,452
Capital expenditures, total	$ 31,827	$ 48,279

(1) Capital expenditure amounts include accrued capital.
(2) Includes capitalized internal acquisition, exploration and development costs and pre-production tertiary startup costs.
(3) Primarily consists of working interest positions in the Wind River Basin enhanced oil recovery fields acquired on March 3, 2021.